

SECURITI 05041649 ON



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-03 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WesCorp Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

924 Overland Court
(No. and Street)

San Dimas, (City) California (State) 91773 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd M. Lane (909) 394-6431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000, (Address) Los Angeles, (City) California (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Todd M. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WesCorp Investment Services, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operating Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditor's Report on Internal Control
X (p) Notes to Financial Statements

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On February 24, 2005 before me, Michaele A. Uyeki, Notary Public,

personally appeared Todd Lane,

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribe to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



MICHAELE A. UYEKI
Commission # 1323097
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2005

WITNESS my hand and official seal.

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal of this form to another document

Description of Attached Document

Title or Type of Document WesCorp Investment Services Audit Document Form X-17A-5 Part III

Document Date: February 24, 2005 Number of Pages 2

Signer(s) Other than Named Above: None

Capacity(ies) Claimed by Signer

Signer's Name:

☐ Individual
☒ Corporate Officer —Title(s): Financial Operating Principal
☐ Partner—☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer is Representing: WesCorp Investment Services

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Index



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Telephone 213 972 4000
Fax 213 622 1217
Internet www.us.kpmg.com

Independent Auditors' Report

The Member
WesCorp Investment Services, LLC:

We have audited the accompanying statements of financial condition of WesCorp Investment Services, LLC (a wholly owned subsidiary of Western Corporate Federal Credit Union) as of December 31, 2004 and 2003 and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WesCorp Investment Services, LLC as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

February 14, 2005

WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents	$	2,885,479	512,083
Accounts receivable		95,984	55,114
Total assets	$	2,981,463	567,197
Liabilities and Member's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	72,186	18,600
Total liabilities		72,186	18,600
Member's equity		2,909,277	548,597
Total liabilities and member's equity	$	2,981,463	567,197

See accompanying notes to financial statements.

WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Statements of Operations

Years ended December 31, 2004 and 2003

		2004	2003
Revenues:			
Interest income	$	26,677	2,104
Net trading gains (losses)		81,932	(7,411)
Advisory fees		365,675	179,388
Underwriting income		68,750	215,000
Part 703 Compliance Fee		32,075	—
SimpliCD Commissions		44,107	193
Total revenues		619,216	389,274
Expenses:			
Management fee		978,000	780,000
Professional and outside services		68,519	50,851
Investment information services		128,002	—
Other		84,015	9,262
Total expenses		1,258,536	840,113
Net loss	$	(639,320)	(450,839)

See accompanying notes to financial statements.

WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Statements of Changes in Member's Equity

Years ended December 31, 2004 and 2003

Balance at December 31, 2002	$	999,436
Net loss		(450,839)
Balance at December 31, 2003		548,597
Capital contribution		3,000,000
Net loss		(639,320)
Balance at December 31, 2004	$	2,909,277

See accompanying notes to financial statements.

WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net loss	$	(639,320)	(450,839)
Adjustments to reconcile net loss to net cash used in operating activities:			
Net trading (gains) losses		(81,932)	7,411
Purchase of trading securities		(362,290,212)	(1,400,062,894)
Proceeds from sale/maturity of trading securities		362,372,144	1,400,055,676
Increase in accounts receivable		(40,870)	(3,531)
Increase in accounts payable and accrued expenses		53,586	8,798
Net cash used in operating activities		(626,604)	(445,379)
Cash flows from financing activities:			
Proceeds from capital contribution		3,000,000	—
Net cash provided by financing activities		3,000,000	—
Net increase (decrease) in cash and cash equivalents		2,373,396	(445,379)
Cash and cash equivalents at beginning of year		512,083	957,655
Cash and cash equivalents at end of year	$	2,885,479	512,276
Cash paid during the year for:			
Interest	$	9,781	5,962

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) *Nature of Operations*

WesCorp Investment Services, LLC (the Company) is a limited liability company that was established in 1999 to provide institutional broker-dealer services to credit unions. The Company is a wholly owned subsidiary of Western Corporate Federal Credit Union (WesCorp). The Company recognizes trading gains and losses on the sale of fixed income securities, provides investment advisory services, and earns income on underwriting services. The Company has contracted with Pershing LLC to act as the Company's clearing agent. The Company obtained approval from the National Association of Securities Dealers, Inc. and began its operations as a registered broker-dealer in March 2000. In addition, the Company is also a registered investment advisor.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is therefore exempt from the provisions of the Rule 15c3-3 pursuant to paragraph (K)(2)(ii) of such rule of the Securities and Exchange Commission.

(b) *Basis of Presentation*

The financial statements have been prepared using the accrual basis of accounting. Certain reclassifications have been made to the prior year's balances to conform to the current year's presentation.

(c) *Revenue Recognition*

Net trading gains and losses is comprised of trade commissions from the sale of fixed income securities and trading gains/losses, which are generated from the sale of securities underwritten by the Company.

Trade commissions and investment income is recorded on a trade-date basis as security transactions occur. Advisory fees are recognized on a monthly basis over the life of the advisory contract. Underwriting income is recognized at the time the offering is completed.

(d) *Income Taxes*

The Company is not a tax paying entity for federal income tax purposes, as a limited liability company is treated like a partnership for tax reporting. The Company files a California limited liability company return and, as a result of its status as a limited liability company, is required to pay franchise taxes of $800 at a minimum and certain additional fees based on gross revenue.

(e) *Cash and Cash Equivalents*

For purposes of the statements of cash flows, cash and cash equivalents include deposits with financial institutions with an original maturity of three months or less, as well as investments in money market funds which are readily convertible to cash.

(Continued)

(f) *Management Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These affect the reported amounts of assets, liabilities, and the amount of any contingent assets or liabilities disclosed in the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from the estimates made.

(2) Net Capital and Reserve Requirements

The Company is required to maintain minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness, as defined by Rule 15c3-1 of the Securities and Exchange Commission. At December 31, 2004, the Company had net capital of $2,813,293, which was $2,713,293 in excess of its required net capital of $100,000.

(3) Related Party Transaction

The Company entered into a management service contract with WesCorp in January 2000 to support its operations. The contract is renewable in successive one-year periods and is cancelable by either party with at least 30 days notice. In 2004 and 2003, the Company was obligated to pay an annual fee of $978,000 and $780,000, respectively, under the contract to cover all overhead-related costs incurred by WesCorp on behalf of the Company. At December 31, 2004 and 2003, the Company was indebted to WesCorp in the amount of $64,186 and $18,600, respectively.

(4) Commitments and Contingent Liabilities

In the normal course of business, the Company is involved in the execution, settlement, and financing of various securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

During 2003, the Company entered into a transaction that failed to properly consider an Open Contractual Commitment Charge against net capital for a Federal Home Loan Bank underwriting. As a result, the Company's minimum net capital was deficient for a one-day period. This deficiency was reported to the NASD and SEC as required pursuant to SEC Rule 17a-11(g), and corrective actions were taken immediately. The Company was fined penalties totaling $5,000 during 2004 for this deficiency.

Schedule

WESCORP INVESTMENT SERVICES, LLC
(A Wholly Owned Subsidiary of
Western Corporate Federal Credit Union)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

Net capital:		
Total member's equity	$	2,909,277
Deduct:		
Total nonallowable assets		95,984
Total deductions from member's equity		95,984
		2,813,293
Net capital before haircuts on securities positions		—
Haircuts on securities:		
Money market		—
Total haircuts of securities		—
Net capital		2,813,293
Less net capital requirement, the greater of 1/15 of aggregate indebtedness or $100,000		100,000
Net capital in excess of requirement	$	2,713,293

Note: The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2004, computed by WesCorp Investment Services, LLC in its Form X-17a-5, Part II filed on January 26, 2005, does not differ from the above computation, which is based on the audited financial statements.

See accompanying independent auditors' report.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Telephone 213 972 4000
Fax 213 622 1217
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

The Member
WesCorp Investment Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of WesCorp Investment Services, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2005